November 6, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonnet BioTherapeutics Holdings, Inc.
Registration Statement on Form S-1, as amended File No. 333-282850
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Chardan Capital Markets, LLC, as the representative of several underwriters, hereby joins in the request of Sonnet BioTherapeutics Holdings, Inc. for acceleration of the effective date of the above-referenced registration statement on Form S-1, as amended (the “Registration Statement”), so that it becomes effective as of 1:00 p.m. Eastern Time on Wednesday, November 6, 2024, or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned has and will comply, and it has been informed or will be informed by any participating dealers that they have complied or will comply, with the requirements of Rule 15c2- 8 under the Securities Exchange Act of 1934, as amended.

[Signature Page to Follow]

Very truly yours,

Chardan Capital Markets, LLC

on behalf of itself and as representative of the Underwriters

By:	/s/ Shai Gerson
Name:	Shai Gerson
Title:	Managing Partner

[Signature Page to Underwriters’ Acceleration Request]